Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 9, 2024 with respect to the consolidated financial statements of Above Food Corp. as at and for the years ended January 31, 2023 and January 31, 2022 and our report dated March 13, 2024 with respect to the consolidated balance sheet of Above Food Ingredients Inc. as of January 31, 2024 in Amendment No. 2 to the Registration Statement on Form F-4 of Above Food Ingredients Inc. for the registration of Above Food Ingredients Inc. common shares and warrants and common shares issuable upon exercise of warrants of Above Food Ingredients Inc.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Saskatoon, Canada

March 13, 2024